UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on Form 6-K filed by the Company, the Company received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) earlier this year notifying the Company that based on the Company’s stockholders’ equity as reported in the Company’s Annual Report on Form 20-F for its fiscal year ended October 31, 2022 filed with the Securities and Exchange Commission on March 10, 2023, the Company did not meet the minimum stockholders’ equity requirement (“Minimum Stockholders’ Equity Requirement”), or the alternatives of market value of listed securities or net income from continuing operations for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1) (the “Rule”). On September 21, 2023, the Company attended a hearing before the Nasdaq Hearings Panel (the “Panel”) for the Panel to consider the Company’s plan to regain compliance with the Minimum Stockholders’ Equity Requirement. On October 2, 2023, the Company received a letter from the Nasdaq notifying the Company that the Panel has granted an exception to the Company for continued listing on the Nasdaq, subject to the Company demonstrating compliance with the Rule on or before December 31, 2023. The Panel reserves the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on the Nasdaq inadvisable or unwarranted.

The Company issued a press release announcing Notice from Nasdaq for Continued Listing. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Exhibits No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	October 5, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer